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ROCHE HOLDING 82-3315

Media Release

Basel, 6 April 2004

Roche's Annual General Meeting 2004

Seventeenth consecutive annual dividend increase – AGM bids farewell to Fritz Gerber – Bruno Gehrig and Lodewijk J.R. de Vink elected as new members of the Board

The Annual General Meeting of Roche Holding Ltd was attended by 592 shareholders representing 147,822,220 or 92,39 percent, of a total of 160,000,000 shares. The Meeting approved the 2003 annual report and financial statements and authorised payment of an annual dividend for 2003 of 1.65 Swiss francs per share and non-voting equity security, an increase of 14 percent over the previous year. This is Roche's seventeenth consecutive dividend increase.

In his address to shareholders, Chairman and CEO Franz B. Humer summed up the year as follows: "We achieved our ambitious goals in 2003. Our core pharmaceuticals and diagnostics businesses grew faster than their respective markets, increasing their sales at a double-digit rate of 19 percent in local currencies to 29.0 billion Swiss francs. Operating profit before exceptional items once again outpaced sales growth, with a 25% rise in local currencies to 6.1 billion Swiss francs. Moreover, we have continued to strengthen Roche's financial position and have further enhanced corporate governance."

Humer went on to say that Roche's good performance in 2003 confirmed that its clearly defined strategy of focusing on the highly innovative pharmaceuticals and diagnostics businesses as an independent company was on track. "Furthermore, we firmly believe that long-term business success is possible only through a policy of economic, social and environmental sustainability. Our new Sustainability Report underlines our commitment in this area."

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As had already been announced, the 2004 Annual General Meeting was marked by a number of changes to the membership of the Board of Directors. Fritz Gerber, Andres F. Leuenberger and Henri B. Meier all stepped down as of today's Meeting. Humer thanked all three gentlemen on the shareholders' behalf for their significant contributions to Roche's success over the past decades. As

Chairman of the Board from 1978 and CEO for many years, Gerber played a key role in shaping the direction and remarkable success of the company. He remains Honorary Chairman of Roche.

The shareholders elected Bruno Gehrig and Lodewijk J.R. de Vink as new Board members. Before taking up his current position as Chairman of the Board of Directors of Swiss Life Holding, Bruno Gehrig was Vice-Chairman of the Governing Board of the Swiss National Bank, which he joined in 1996. From 1992 to 1996 he was Professor of Business Economics at the University of St Gallen. Gehrig will assume the newly created function of Independent Lead Director. Lodewijk J. R. de Vink is a founding member and consultant of Blackstone Healthcare Partners. As a former President of Schering International and Chairman, President and CEO of Warner-Lambert, de Vink has many years of experience in the pharmaceuticals industry.

Board members Walter Frey and Andreas Oeri, whose four-year terms of office ended today, were re-elected. Finally, the shareholders elected KPMG as the new Group Auditors and Statutory Auditors of Roche Holding Ltd.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche

Dividend for 2003 financial year

The Annual General Meeting of Roche Shareholders voted on 6 April 2004 to distribute an ordinary dividend of CHF 1.65 gross per share and non-voting equity security *(Genussschein)* for the 2003 financial year. This amounts to a net dividend of CHF 1.0725 after deducting the 35% withholding tax due on the distribution.

The ordinary dividend will be payable, free of charges, starting 13 April 2004 on presentation of **Coupon # 3** at UBS AG, Basel and Zurich, Credit Suisse First Boston/ Credit Suisse, Zurich, any Swiss branch of these banks or our Basel offices.

Basel, 7 April 2004
Roche Holding Ltd

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Media Release

Basel, Switzerland 02 April 2004

Roche and ArQule form strategic alliance in oncology

Roche and ArQule (NASDAQ: ARQL) today announced a partnership to discover and develop drug candidates targeting a new pathway in order to selectively kill cancer cells. The pathway influences the activation of a key cell death regulator called E2F. The activation of E2F plays a critical role in the programmed death of cancer cells, while leaving healthy cells unharmed. The partnership includes a compound in phase I clinical development.

"We are very excited about the possibility of specifically targeting cancer cells through the E2F pathway," said William M. Burns, Head of Roche's Pharmaceutical Division. "This broad alliance with ArQule adds to our existing programs with partners to develop clinically differentiated oncology drugs."

Under the terms of the agreement, Roche obtains an option to ArQule's E2F program in the field of cancer therapy. Roche will provide immediate research funding of $15 million, and significant financial support for ongoing research and development. ArQule will be responsible for advancing drug candidates from early stage development into phase II trials. Roche may opt to license worldwide rights for the development and commercialization of products resulting from this collaboration, by paying an option fee. Assuming the successful development and commercialization of a compound under the program, ArQule could receive up to $276 million in payments, plus royalties. Additionally, ArQule has the option to co-promote products in the US.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

"I view this partnership as the ideal combination of large and small company excellence in oncology. It allows Roche to access ArQule's expertise in E2F-related cancer biology and chemistry technology and provides ArQule with access to Roche's proven expertise in all aspects of oncology R&D and marketing," commented Dr Stephen A. Hill, President and CEO of ArQule. Dr Hill continued, "I believe this collaboration goes a long way to validating ArQule's emergence as a serious contributor to oncology research and development. Moreover, it does so in a way that allows us to continue to grow and develop as a company." ArQule's Activated Checkpoint Therapy℠ platform comprises a portfolio of novel mechanistic approaches to cancer therapy. ArQule retains all rights to those programs that work independently of the E2F pathway.

Roche in Oncology

Within the last five years the Roche Group has become one of the world's leading providers of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin, which has been launched in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma).

Roche is developing new tests which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be one of the world's leading providers of cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, Roche contributes on a broad range of fronts to improving people's health

and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Roche as a Partner

Roche is a valued partner to more than 60 companies worldwide. In 2003, Roche led the pharmaceutical industry in the number of product deals signed, bringing 10 potential products into the company, including a new antibiotic, a novel treatment for rheumatoid arthritis, and an exciting cardiovascular compound that can further benefit patients with diabetes. Roche's alliance strategy is to enable our partners to grow through a flexible and collaborative approach. Many of our partners, such as Memory, Ipsen, and Medivir have responded to this strategy by seeking broader, strategic alliances with Roche.

About ArQule

ArQule, Inc. is a biotechnology company engaged in research and development of next-generation small-molecule cancer therapeutics based on its innovative Activated Checkpoint Therapy[SM] (ACT[SM]) platform. ACT[SM] compounds are intended to improve the way cancer patients are treated because they selectively kill cancer cells and spare normal cells by restoring and activating cellular checkpoints that are defective in cancer. In addition to advancing its own programs, ArQule continues to advance the drug discovery efforts of pharmaceutical collaborators by providing high-quality library design and compound production, including collaborations with Pfizer, Novartis, and Sankyo.

Further information:
www.ArQule.com.
www. roche.com
www.health-kiosk.ch

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ROCHE HOLDING 82-3315

Investor Update

April 02, 2004 8:02 AM

Roche's First Quarter Sales 2004 release
Wednesday, April 21st, 2004

Roche will publish its Sales Results for the 1st Quarter of 2004 prior to the opening of the Swiss Stock Exchange on Wednesday, 21st April 2004.

07.00h CET (Central European time)
Release will be e-mailed and posted on the Roche IR website.
Presentation slides will be posted on the Roche IR website http://ir.roche.com.

14.00h - 15.30h CET (Central European time)
Conference call will commence with presentations by senior management followed by a 30-minutes Q&A session (live access to the speakers). Participants will be:

Dr. Erich Hunziker,	Chief Financial Officer
William M. Burns,	Head of the Pharmaceuticals Division
Heino von Prondzynski,	Head of the Diagnostics Division

Analysts are invited to dial in to the conference using the following dial-in numbers:

+41 - 91 - 610 56 00 (Europe and ROW)
+44 - 207 - 107 06 11 (UK)
+1 - 866 - 291 41 66 (USA)

Please dial into the conference call 10 - 15 minutes before the call is scheduled to start. You are also invited to download the presentation from the website. Alternatively you can follow the conference as a live audio-only webcast through the Internet site http://ir.roche.com.

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialling:

+41 - 91 - 612 43 30 (Europe and ROW)
+44 - 207 - 866 43 00 (UK)
+1 - 412 - 858 14 40 (USA)
enter conference ID 179 followed by the # sign

A replay of the webcast will be available on demand at htt://ir.roche.com.

Looking forward to your participation and best regards,

Karl Mahler
Head of Investor Relations

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

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ROCHE HOLDING 82-3315

Media release

Roche

Basel, 31 March 2004

Roche expands reporting on sustainability

Media conference on sustainability includes focus on global access to Roche products

At a conference held in Basel today, Roche has briefed the media on its efforts to promote sustainable development. The Group's year-end reporting for 2003 for the first time includes a separate sustainability report in addition to an annual report on Roche's financial and operating performance. In devoting a separate report to sustainability, Roche is underscoring its belief that long-term success requires businesses to operate in ways that are not only economically, but also socially and environmentally sustainable. Roche's sustainability report follows the guidelines issued by the Global Reporting Initiative, a multi-stakeholder initiative that works in close partnership with various United Nations programmes.

Roche Chairman and CEO Franz B. Humer said: "While the term 'sustainability' may be relatively new at Roche, it stands for values that have long been a daily part of the way we do business. Since the company's founding over a century ago, the principle of sustainability has consistently guided our dual commitment to responsible corporate behaviour and to innovating healthcare. Our commitment to discovering and developing novel healthcare solutions, despite the substantial commercial risks facing the research-based healthcare industry, is, and will continue to be, our most important contribution to society. Our expanded reporting on sustainability at Roche serves our own needs to critically review the progress we have made to date and at the same time responds to a growing public interest in such information. Our new sustainability report, which will be published annually, creates transparency and will help spur further progress."

Financial success is an indispensable part of Roche's corporate sustainability strategy. Last year, the Group's very strong business performance enabled it to create roughly 2000 new jobs worldwide in its core Pharmaceuticals and Diagnostics Divisions. About 28% of sales revenues — a sum of over

8.2 billion Swiss francs — went to the Group's approximately 65,000 employees in the form of salaries, pension contributions and social security contributions. And the public sector, too, benefits from Roche's commercial success. Last year, the Group paid income taxes totalling roughly 1.5 billion Swiss francs. Moreover, in 2003 alone, Roche invested over 4.5 billion Swiss francs in research and development activities that will drive future growth, enabling the Group to continue to provide attractive employment opportunities, pay a reasonable return to its investors and remain an active and generous corporate citizen.

Healthcare in the developing world has been a major focus of today's sustainability conference. To ensure the best possible access to all its medicines, Roche has adopted a straightforward and transparent policy on patents and pricing. Roche will not file any patents in the world's least developed countries (as defined by the UN) — this applies to all disease areas. Nor will Roche take legal action in these countries to enforce existing patents or patent rights it acquires through licensing agreements. To facilitate access to life-saving anti-HIV and AIDS medicines for those most urgently in need of them, Roche has additionally pledged that it will not file patent applications for new antiretrovirals in sub-Saharan Africa and will not take legal action against the manufacturers of generic versions of antiretroviral medicines for which Roche owns the patent or has licensed-in patent rights. Moreover, Roche has adopted a non-profit policy on sales of its protease inhibitors in the world's least developed countries and in sub-Saharan Africa; this means that the prices of these medicines are based on the cost of Roche Basel.

At the conference, Roche also discussed its increased financial support for the Phelophepa project in South Africa. 'Phelophepa' (a combination of Tswana and Sotho words meaning 'good clean health') is the name of a clinic on rails that has been bringing healthcare to people in rural South African communities since 1994. The world's first and only train of its kind, Phelophepa also plays an important role in educating and raising awareness about health-related issues. So far, it has reached about one million people. Roche has supported Phelophepa from the very beginning and is now the project's largest corporate sponsor. The health train consists of 16 coaches, weighs 600 tonnes and is fully equipped to provide general medical services and dental and psychological care. The additional funding pledged by Roche in late 2003 will be used to expand the range of services offered by Phelophepa. The train will soon include a diabetes unit and an oncology unit, and medical services for school children will be further improved.

Roche's progress in the areas of safety and environmental protection has been a second focus of the sustainability conference. Since it began reporting on its safety and environmental protection

activities 12 years ago, Roche has achieved significant reductions in energy consumption, water and air emissions (for instance, emissions of CO_2) and waste generation. During this period there has also been a decline in the number and severity of accidents. Roche's eco-efficiency rate, a summary measure that relates all key safety and environmental performance metrics to financial figures such as sales and specific expenditures on environmental protection, has improved markedly over the past decade. Since 1992, Roche's eco-efficiency rate has risen by a factor of six.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation medicine. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Sustainability at Roche: www.roche.com/en/home/sustain.htm
- Access to healthcare: www.roche.com/pages/downloads/sustain/pdf/comm_diff_rep.pdf
- Roche and HIV/Aids: www.roche-hiv.com
- Phelophepa: www.phelophepa.co.za

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 24 March 2004

Xenical: European Commission approves label extension

Xenical can reduce risk for developing type 2 diabetes

Roche announced today that the European Commission has approved an extension to the prescribing label for its weight loss medication Xenical to include new information that Xenical can reduce the risk for developing type 2 diabetes. In addition, new information on four year data on weight loss, long-term safety and tolerability has also been approved.

A positive opinion for the label extension was received from the Committee for Proprietary Medicinal Products (CPMP) in January this year. The decision was based on the results of the landmark XENDOS study, which showed for the first time that the weight loss medication Xenical can significantly reduce the risk of developing type 2 diabetes[1]. The study also confirmed a significant and sustained weight loss over the long term.

XENDOS is the largest and longest study of a weight loss medication, treating 3304 patients for four years with Xenical plus lifestyle changes, or lifestyle changes alone. It is also the first study to assess whether treatment with the weight loss medication, Xenical, can reduce the risk of developing type 2 diabetes. The study showed that losing weight with Xenical reduced the risk of developing diabetes by 37% compared with losing weight with lifestyle changes alone and by 52% in patients with impaired glucose tolerance (IGT or pre-diabetes). Compared to lifestyle changes alone, Xenical treatment produced significantly greater long-term weight loss and improvements in cardiovascular risk factors (including blood pressure and lipids). The study also confirmed that Xenical has a long-term safety profile that is unmatched in the field of weight loss.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

"The decision to extend Xenical's label is an important step forward as it provides physicians with an effective strategy for managing excess weight and delaying or preventing type 2 diabetes." commented William M. Burns, head of the pharmaceutical division at Roche.

About Type 2 diabetes and excess weight

Health experts have warned of a global epidemic of diabetes caused by a rise in overweight and obesity. There are currently 120-140 million people worldwide with type 2 diabetes, and if trends continue, this number is predicted to double in the next 25 years.[2] More than 90% of all people with type 2 diabetes are overweight or obese.[3] Because of the severe health and cost implications of type 2 diabetes, organisations such as the International Diabetes Federation (IDF) have called for increased efforts to prevent the development of type 2 diabetes. The IDF estimates that 314 million people worldwide, or 8.2% of the global population, have impaired glucose tolerance, a state that often precedes type 2 diabetes.[4]

Excess weight is well recognised as the most important modifiable risk factor for the development of type 2 diabetes. A number of recent studies have shown that lifestyle changes (diet and exercise) have a dramatic effect on delaying or preventing the development of type 2 diabetes.[5,6] The XENDOS study represents an important step forward in the evolution of diabetes prevention studies through the study design and the outcomes that were measured.

About Xenical

Xenical is the only available weight loss medication that works locally in the gut to prevent dietary fat absorption by around 30% to effectively promote weight loss. It is an effective therapy that not only helps patients lose weight, but also helps them maintain their weight loss. Xenical is well tolerated and unlike appetite suppressants, it does not act on the brain. Since it was first marketed in 1998, there have been more than 18.5 million patient treatments with Xenical worldwide. Xenical is licensed for weight management in over 140 countries around the world. For further information please go to: www.managingyourweight.com

About Xenical Weight Management Programmes

Roche has developed Xenical Weight Management Programmes (WMPs) for healthcare professionals to use with their patients. The programme aims to help patients set and reach realistic weight goals while modifying their dietary intake and behaviour in the long-term. The programmes are individually tailored to help people achieve their weight loss goals, and maintain weight loss, through healthy eating, physical activity and pharmacotherapy.

Roche provides the WMP free of charge in around 50 countries worldwide to offer additional support to patients treated with Xenical. Recent data demonstrated that patients enrolled in Xenical WMPs can significantly improve the levels of weight loss achieved and can increase their overall satisfaction and compliance with treatment.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

www.managingyourweight.com

www.health-kiosk.ch

References:

1. Torgerson JS, et al. XENDOS: a randomised study of orlistat as an adjunct to lifestyle changes for the prevention of type 2 diabetes in obese patients. Diabetes Care 2004;27(1):155-61
2. World Health Organization. Health Topics. http://www.who.int/health_topics/diabetes_mellitus/en/
3. Colditz GA, Willett WC, Rotnitzky A, Manson JE. "Weight gain as a risk factor for clinical diabetes mellitus in women". Ann Inter Med (1995), 122:481-486.
4. International Diabetes Federation. New Diabetes Figures. http://www.idf.org/home/index.cfm?node=1054
5. Tuomilehto et al. Diabetes Prevention Study (DPS). NEJM, May 3, 2001. Prevention of type 2 diabetes mellitus by changes in lifestyle among subjects with impaired glucose tolerance.
6. Diabetes Prevention Program (DPP). NEJM, February 7, 2002. Reduction in the incidence in type 2 diabetes with lifestyle intervention or metformin.